SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

VOTING RESULTS AT THE ANNUAL GENERAL MEETING
HELD ON MAY 12, 2006

At the annual general meeting ("AGM") of SUNDAY Communications Limited (the "Company") held on May 12, 2006, poll voting was demanded by the Chairman of the AGM for voting on the proposed resolutions as set out in the notice of AGM dated April 12, 2006. The Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking. All resolutions were approved by shareholders of the Company and the poll results are as follows:

Resolutions		Number of Votes (%)
		For	Against
1.	To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2005	2,389,289,936	6,700
		(99.9997%)	(0.0003%)
2(a).	To re-elect Mr Alexander Anthony Arena as Director	2,389,232,936	63,700
		(99.9973%)	(0.0027%)
2(b).	To re-elect Mr Chan Kee Sun, Tom as Director	2,389,234,936	61,700
		(99.9974%)	(0.0026%)
2(c).	To re-elect Mr Chan Wing Wa as Director	2,389,234,936	61,700
		(99.9974%)	(0.0026%)
2(d).	To re-elect Mr Chow Ding Man as Director	2,389,234,936	61,700
		(99.9974%)	(0.0026%)
2(e).	To re-elect Ms Hui Hon Hing, Susanna as Director	2,389,234,936	61,700
		(99.9974%)	(0.0026%)
2(f)	To re-elect Mr Henry Michael Pearson Miles as Director	2,389,235,936	60,700
		(99.9975%)	(0.0025%)
2(g).	To authorize the Directors to fix the remuneration of Directors	2,389,214,536	82,100
		(99.9966%)	(0.0034%)
3.	To re-appoint PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration	2,389,247,336	49,300
		(99.9979%)	(0.0021%)
4.	To approve a general mandate to the Directors to issue additional shares	2,387,492,236	1,804,400
		(99.9245%)	(0.0755%)
5.	To approve a general mandate to the Directors to repurchase the Company’sown securities	2,389,209,636	87,000
		(99.9964%)	(0.0036%)
6.	To extend the general mandate granted to the Directors pursuant to item 4	2,389,142,936	153,700
		(99.9936%)	(0.0064%)
7.	To approve the proposed amendments to the Articles of Association of the Company	2,389,143,936	152,700
		(99.9936%)	(0.0064%)

At the AGM, Resolutions 1 to 6 were passed as ordinary resolutions and Resolution 7 was passed as a special resolution.

As at the date of the AGM, the issued share capital of the Company was 2,990,000,000 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There is no restriction on the Company’s shareholders to cast vote on any of the resolutions at the AGM.

By Order of the Board SUNDAY Communications Limited Alexander Anthony Arena Chairman

Hong Kong, May 12, 2006

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa;
Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen